 Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
SNDL Inc. ("SNDL") #300, 919 - 11th Avenue SW Calgary, Alberta T2R 1P3
Item 2	Date of Material Change October 21, 2024

Item 3	News Release

A press release with respect to the material change referred to in this report was disseminated on October 21, 2024 through the facilities of recognized newswire services and subsequently filed on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”).

Item 4	Summary of material Change
On October 21, 2024, by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) and pursuant to the terms of an arrangement agreement dated August 12, 2024 (the “Arrangement Agreement”), SNDL acquired all of the common shares (the “Company Shares”, and each is a “Company Share”) in the capital of Nova Cannabis Inc. (“Nova”).

Item 5.1	Full Description of Material Change
On October 21, 2024, SNDL completed the previously announced acquisition of Nova pursuant to a plan of arrangement under Section 193 of the ABCA (the “Arrangement”). Pursuant to the Arrangement, SNDL acquired all the issued and outstanding Company Shares and the holders of the Company Shares (other than SNDL or its affiliates that held Company Shares) (“Company Shareholders”) were entitled to receive, for each Company Share held, $1.75 in cash (the “Cash Consideration”), provided that Company Shareholders could elect to receive, in lieu of the Cash Consideration, 0.58 of a common share in the capital of SNDL (each whole share, a “Purchaser Share”) subject to proration in accordance with the plan of arrangement contemplating the Arrangement. The total consideration delivered to Company Shareholders pursuant to the Arrangement for the Company Shares was an aggregate of 159,792 Purchaser Shares and an aggregate of $37,283,790.25 in cash.

In connection with the Arrangement, the Company Shares were de-listed from the Toronto Stock Exchange following the close of trading on October 22, 2024. Nova intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Further details regarding the terms of the Arrangement and the transactions related thereto are set out in the Arrangement Agreement. The Arrangement Agreement and related documents have been filed under SNDL’’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.2	Disclosure For Restructuring Transaction Not applicable.
Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.
Item 7	Omitted Information

Not applicable.
Item 8	Executive Officer
For further information contact: Matthew Husson, General Counsel & Corporate Secretary 1-587-327-2017 investors@sndl.com

Item 9	Date of Report
October 23, 2024